Form U-13-60
                   Mutual and Subsidiary Service Companies
                           Revised February 7, 1980


                                ANNUAL REPORT

                                For the Period

            Beginning January 1, 1997 and Ending December 31, 1997



                                    TO THE

                   U. S. SECURITIES AND EXCHANGE COMMISSION


                                      OF

                CONSOLIDATED NATURAL GAS SERVICE COMPANY, INC.

                         A Subsidiary Service Company




                   Date of Incorporation:  October 27, 1961


  State or Sovereign Power under which Incorporated or Organized:  Delaware



        Location of Principal Executive Offices of Reporting Company:

                                  CNG Tower
                               625 Liberty Avenue
                            Pittsburgh, PA 15222-3199


  Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                        Stephen R. McGreevy, Vice President
                           Accounting and Financial Control
                                  CNG Tower
                               625 Liberty Avenue
                           Pittsburgh, PA 15222-3199



       Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

                       Consolidated Natural Gas Company

                     INSTRUCTIONS FOR USE OF FORM U-13-60

1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12. ELECTRONIC FILERS. Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission of this form.

     Requirements as to multiple copies filed with the Commission do not apply to electronic format documents.

     Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.

     Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                         Schedule or     Page
Description of Schedules and Accounts                   Account Number  Number

COMPARATIVE BALANCE SHEET                               Schedule I       5-6

  Service Company Property                              Schedule II      7-8
  Accumulated Provision for Depreciation and
    Amortization of Service Company Property            Schedule III      9
  Investments                                           Schedule IV      10
  Accounts Receivable from Associate Companies          Schedule V       11
  Fuel Stock Expenses Undistributed                     Schedule VI      12
  Stores Expense Undistributed                          Schedule VII     13
  Miscellaneous Current and Accrued Assets              Schedule VIII    14
  Miscellaneous Deferred Debits                         Schedule IX      15
  Research, Development, or Demonstration
    Expenditures                                        Schedule X       16
  Proprietary Capital                                   Schedule XI      17
  Long-Term Debt                                        Schedule XII     18
  Current and Accrued Liabilities                       Schedule XIII    19
  Notes to Financial Statements                         Schedule XIV    20-25

COMPARATIVE STATEMENT OF INCOME                         Schedule XV      26

  Analysis of Billing - Associate Companies             Account 457      27
  Analysis of Billing - Non associate Companies         Account 458      28
  Analysis of Charges for Service - Associate
    and Non associate Companies                         Schedule XVI     29
  Schedule of Expense by Department or
    Service Function                                    Schedule XVII   30-39
  Departmental Analysis of Salaries                     Account 920     40-42
  Outside Services Employed                             Account 923     43-47
  Employee Pensions and Benefits                        Account 926      48
  General Advertising Expenses                          Account 930.1    49
  Miscellaneous General Expenses                        Account 930.2    50
  Rents                                                 Account 931      51
  Taxes Other than Income Taxes                         Account 408      52
  Donations                                             Account 426.1    53
  Other Deductions                                      Account 426.5    54
  Notes to Statement of Income                          Schedule XVIII   55

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                                                                         Page
Description of Reports or Statements                                    Number

ORGANIZATION CHART                                                        56

METHODS OF ALLOCATION                                                     57

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED               58-59

SIGNATURE                                                                 60

EXHIBIT I                                                                  1

EXHIBIT II                                                                1-5

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                    SCHEDULE I - COMPARATIVE BALANCE SHEET

             Give balance sheet of the Company as of December 31
                        of the current and prior year
                                                                 As of
Account              Assets and Other Debits                  December 31
                                                           Current    Prior
                                                            1997      1996
                                                             (In Thousands)
         SERVICE COMPANY PROPERTY
  101    Service company property (Schedule II)            $ 39,994  $ 29,501
  107    Construction work in progress (Schedule II)             -         -

              Total Property                               $ 39,994  $ 29,501

  108    Less accumulated provision for depreciation
          and amortization of service company property
          (Schedule III)                                   $ 20,307  $ 17,491

              Net Service Company Property                 $ 19,687  $ 12,010

         INVESTMENTS
  123    Investments in associate companies (Schedule IV)        -         -
  124    Other investments (Schedule IV)                         -         -
              Total Investments                                  -         -

         CURRENT AND ACCRUED ASSETS
  131    Cash                                              $  1,017  $    567
  134    Special deposits                                         2         2
  135    Working funds                                            1         2
  136    Temporary cash investments (Schedule IV)            25,400        -
  141    Notes receivable                                        -         -
  143    Accounts receivable                                    800       558
  144    Accumulated provision for uncollectible accounts        -         -
  146    Accounts receivable from associate companies
           (Schedule V and XIV-Note 6)                      591,165   532,095
  152    Fuel stock expenses undistributed (Schedule VI)         -         -
  154    Materials and supplies                                  -         -
  163    Stores expense undistributed (Schedule VII)             -         -
  165    Prepayments                                          1,109     1,294
  174    Miscellaneous current and accrued assets
           (Schedule VIII)                                       -         -

              Total Current and Accrued Assets             $619,494  $534,518

         DEFERRED DEBITS
  181    Unamortized debt expense                          $     -   $     -
  184    Clearing accounts                                       79       236
  186    Miscellaneous deferred debits (Schedule IX)         18,155    17,219
  188    Research, development, or demonstration
           expenditures (Schedule X)                             -         -
  190    Accumulated deferred income taxes                    6,556     5,928

              Total Deferred Debits                        $ 24,790  $ 23,383

              TOTAL ASSETS AND OTHER DEBITS                $663,971  $569,911

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                    SCHEDULE I - COMPARATIVE BALANCE SHEET

                                                                 As of
Account        Liabilities and Proprietary Capital            December 31
                                                           Current    Prior
                                                            1997      1996
                                                             (In Thousands)
         PROPRIETARY CAPITAL
  201    Common stock issued (Schedule XI)                 $     10  $     10
  211    Miscellaneous paid-in-capital (Schedule XI)             -         -
  215    Appropriated retained earnings (Schedule XI)            -         -
  216    Unappropriated retained earnings (Schedule XI)

              Total Proprietary Capital                    $     10  $     10


         LONG-TERM DEBT
  223    Advances from associate companies (Schedule XII)  $  8,912  $ 14,151
  224    Other long-term debt (Schedule XII)                     -         -
  225    Unamortized premium on long-term debt                   -         -
  226    Unamortized discount on long-term debt-debit            -         -

              Total Long-Term Debt                         $  8,912  $ 14,151

         CURRENT AND ACCRUED LIABILITIES
  231    Notes payable                                     $     -   $     -
  232    Accounts payable                                    26,692     9,931
  233    Notes payable to associate companies
           (Schedule XIII and XIV-Note 6)                   595,454   515,667
  234    Accounts payable to associate companies
           (Schedule XIII and XIV-Note 6)                     9,875     9,792
  236    Taxes accrued                                         (299)    1,180
  237    Interest accrued                                        -         -
  238    Dividends declared                                      -         -
  241    Tax collections payable                                 32       100
  242    Miscellaneous current and accrued liabilities
           (Schedule XIII)                                    6,020     3,438

              Total Current and Accrued Liabilities        $637,774  $540,108

         DEFERRED CREDITS
  253    Other deferred credits                            $ 13,504  $ 13,564
  255    Accumulated deferred investment tax credits             -         -

              Total Deferred Credits                       $ 13,504  $ 13,564

  282    ACCUMULATED DEFERRED INCOME TAXES                 $  3,771  $  2,078


              TOTAL LIABILITIES AND PROPRIETARY CAPITAL    $663,971  $569,911

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

                    SCHEDULE II - SERVICE COMPANY PROPERTY

                       Balance At           Retirements            Balance At
                        Beginning               or        Other     Close of
    Description          of Year  Additions    Sales    Changes(1)    Year

SERVICE COMPANY
PROPERTY

Account
  301   Organization   $      1   $     -    $     -     $     -   $      1
  303   Miscellaneous
          Intangible
          Plant              -          -          -           -         -
  304   Land and Land
          Rights            111         -          -           -        111
  305   Structures and
          Improvements    4,270         -          -           -      4,270
  306   Leasehold
           Improvements   5,679      1,584         -           -      7,263
  307   Equipment(2)     12,805      8,161        389          -     20,577
  308   Office
           Furniture
           and Equip-
           ment           6,591      1,161         11          -      7,741
  309   Automobiles,
           Other
           Vehicles and
           Related
           Garage Equip-
           ment              44         -          13          -         31
  310   Aircraft and
           Airport
           Equipment         -          -          -           -         -
  311   Other Service
           Company
           Property(3)       -          -          -           -         -

            SUBTOTAL   $ 29,501   $ 10,906   $    413    $     -   $ 39,994
  107   Construction
           Work in
           Progress(4)       -          -          -           -         -

            TOTAL      $ 29,501   $ 10,906   $    413    $     -   $ 39,994


(1) Provide an explanation of those changes considered material:

    Not Applicable

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

                           SCHEDULE II - CONTINUED

(2) Sub accounts are required for each class of equipment owned. The service company shall provide a listing by sub account of equipment additions during the year and the balance at the close of the year:

                                                                   Balance At
                                                                    Close of
             Subaccount Description                   Additions       Year

Computer Hardware                                      $  7,458     $ 18,841

Computer Software                                           667        1,352

Typewriters, Calculators, Copiers & Duplicating              36          375

Office Services Printing and Stationery Equipment            -             9

  TOTAL                                                $  8,161     $ 20,577




(3) Describe Other Service Company Property:

    Not Applicable


(4) Describe Construction Work in Progress:

    Not Applicable

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

                                 SCHEDULE III

                  ACCUMULATED PROVISION FOR DEPRECIATION AND
                   AMORTIZATION OF SERVICE COMPANY PROPERTY

                                  Additions               Other
                                   Charged               Changes
                       Balance At    to                    Add     Balance At
                        Beginning  Account               (Deduct)   Close of
    Description          of Year     403    Retirements     (1)       Year

Account
  301   Organization   $     -    $     -    $     -    $     -     $     -
  303   Miscellaneous
         Intangible
         Plant              -          -          -          -           -
  304   Land and Land
         Rights             -          -          -          -           -
  305   Structures and
         Improvements    1,305        123         -          -        1,428
  306   Leasehold
         Improvements    2,696        344         -          -        3,040
  307   Equipment         7,912      2,420        389         -        9,943
  308   Office
         Furniture and
         Fixtures        5,558        327         11         -        5,874
  309   Automobiles,
         Other
         Vehicles and
         Related
         Garage Equip-
         ment               20         15         13         -           22
  310   Aircraft and
         Airport
         Equipment          -          -          -          -           -
  311   Other Service
         Company
          Property           -          -          -          -           -

            TOTAL      $ 17,491   $  3,229   $    413   $     -     $ 20,307



(1)  Provide an explanation of those changes considered material:

    Not Applicable

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

                          SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                     Balance At    Balance At
                                                      Beginning     Close of
                 Description                           of Year        Year

Account 123 - Investment in Associate Companies       $     -       $     -


Account 124 - Other Investments                             -             -


Account 136 - Temporary Cash Investments

              Bayerische Vereinsbank, NY              $     -       $ 25,400

        TOTAL                                         $     -       $ 25,400

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

          SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                     Balance At    Balance At
                                                      Beginning     Close of
                 Description                           of Year        Year
Account 146 - Accounts Receivable from Associate
              Companies
  Consolidated Natural Gas Company                    $    992      $    287
  The East Ohio Gas Company                            242,559       249,003
  The Peoples Natural Gas Company                       66,296        44,466
  CNG Transmission Corporation                           9,007         6,483
  Hope Gas, Inc.                                        12,663        13,832
  West Ohio Gas Company                                 28,139            -
  CNG Producing Company                                  2,514         1,618
  CNG Research Company                                       1            -
  CNG Coal Company                                           5            -
  CNG Power Company                                        147            14
  CNG Energy Services Corporation                       98,160       138,186
  Virginia Natural Gas, Inc.                            70,427        54,500
  CNG Storage Service Company                               14             1
  CNG Power Services Corporation                             4             6
  CNG Products & Services, Inc.                            252            -
  CNG International, Inc.                                  915        82,769

          TOTAL RECEIVABLES                           $532,095      $591,165

                                                                      Total
Analysis of Convenience or Accommodation Payments:                  Payments
  Consolidated Natural Gas Company                                  $    267
  The East Ohio Gas Company                                            7,281
  The Peoples Natural Gas Company                                      3,334
  CNG Transmission Corporation                                         7,386
  Hope Gas, Inc.                                                       1,173
  CNG Producing Company                                                6,279
  CNG Research Company                                                     1
  CNG Power Company                                                        2
  CNG Energy Services Corporation                                      1,220
  Virginia Natural Gas, Inc.                                           3,123
  CNG Power Services Corporation                                           1
  CNG Products & Services, Inc.                                          242
  CNG International, Inc.                                                331

          TOTAL PAYMENTS                                            $ 30,640

The majority of these payments were for system insurance, system employee benefit plans, system memberships, common financial system (CFS) consulting, and training.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

               SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                 Description                       Labor    Expenses   Total

Account 152 - Fuel Stock Expenses Undistributed  $     -   $     -   $     -

          TOTAL                                  $     -   $     -   $     -





Summary:

  Not Applicable

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

                 SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

                 Description                       Labor    Expenses   Total

Account 163 - Stores Expense Undistributed       $     -   $     -   $     -

          TOTAL                                  $     -   $     -   $     -

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

           SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than
               $10,000 may be grouped, showing the number of items in each group.

                                                     Balance At    Balance At
                                                      Beginning     Close of
                 Description                           of Year        Year

Account 174 - Miscellaneous Current and
              Accrued Assets
  Interest-Federal Income Taxes                       $     -       $     -

          TOTAL                                       $     -       $     -

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

                 SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than
               $10,000 may be grouped by class showing the number of items in each class.

                                                     Balance At    Balance At
                                                      Beginning     Close of
                 Description                           of Year        Year

Account 186 - Miscellaneous Deferred Debits

  Prepaid Pension Costs                               $  8,567      $ 12,195
  Pension Supplement Intangible Asset (Non-Qualified)    3,826         3,829
  Deferred Compensation Expense                          4,181         1,244
  Curtailment Gain - FAS 88                                418           418
  Pension Supplement Intangible Asset (Qualified)          196           163
  Prepaid IBM/LPC Maintenance                               29            50
  Miscellaneous                                              2           256

          TOTAL                                       $ 17,219      $ 18,155

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

       SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.


                    Description                                       Amount

Account 188 - Research, Development, or Demonstration
                Expenditures                                         $     -

             TOTAL                                                   $     -

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997

                      SCHEDULE XI - PROPRIETARY CAPITAL

                                                               Outstanding
                                Number of    Par or Stated   Close of Period
Account                          Shares          Value       No. of    Total
Number      Class of Stock      Authorized     Per Share     Shares   Amount

201       Common Stock Issued     25,000        $100.00        100    $10,000



INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.


                    Description                                      Amount

Account 211 - Miscellaneous Paid-In Capital                         $     -

Account 215 - Appropriated Retained Earnings                        $     -

          TOTAL                                                     $     -



INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                             Balance At   Net Income               Balance At
                              Beginning       or       Dividends    Close of
       Description             of Year      (Loss)       Paid         Year

Account 216 - Unappropriated
               Retained
               Earnings
                             $     -      $     -      $     -      $     -

          TOTAL              $     -      $     -      $     -      $     -


                                  ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                                               For the Year Ended December 31, 1997
                                                            (In Thousands)

                                                  SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate
               companies should be reported
               separately for advances on
               notes, and advances on open
               account.  Names of associate
               companies from which advances
               were received shall be shown
               under the class and series of
               obligation column.  For Account
               224 - Other long-term debt
               provide the name of creditor
               company or organization, terms
               of the obligation, date of
               maturity, interest rate, and the
               amount authorized and
               outstanding.

                     Terms of Oblig    Date                        Balance At                   Balance At
                     Class & Series     of    Interest   Amount    Beginning          Deductions Close of
                     of Obligation   Maturity  Rate    Authorized  of Year  Additions    (1)       Year
Account 223 - Advances from
              Associate Companies:

               Consolidated Natural
                Gas Company         1998-2005    9.50%   $ 3,836   $ 3,356   $     -   $ 1,850   $ 1,506
               Consolidated Natural
                Gas Company           1999      8.900%     5,000     5,000         -     5,000        -
               Consolidated Natural
                Gas Company           1998      6.200%     5,000     5,000         -        -      5,000
               Consolidated Natural
                Gas Company           2003      6.100%       795       795         -        -        795
               Consolidated Natural
                Gas Company           2008      6.750%     1,611        -       1,611       -      1,611

Account 224 - Other Long-Term Debt:     -          -          -         -          -        -         -
          TOTAL                                           $16,242   $14,151   $ 1,611  $ 6,850   $ 8,912


(1) GIVE AN EXPLANATION OF DEDUCTIONS:

Retirement of $1,611 of the 9.5% note which was replaced by a $1,611 6.75% note during 1997.
Current portion of Long-Term Debt moved to Account 233 - Notes Payable to Associate Companies.


      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
                     For the Year Ended December 31, 1997
                                (In Thousands)

               SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                     Balance At    Balance At
                                                      Beginning     Close of
                 Description                           of Year        Year

Account 233 - Notes Payable to Associate Companies

  Consolidated Natural Gas Company                   $415,652      $486,924
  CNG Transmission Corporation                          1,480        12,700
  Consolidated System LNG Company                      21,265        12,240
  CNG Producing Company                                54,735        36,155
  CNG Research Company                                     90           265
  CNG Coal Company                                      2,995         3,185
  CNG Energy Services Corporation                      19,450        38,455
  CNG Storage Service Company                              -          5,530

          TOTAL                                      $515,667      $595,454

Account 234 - Accounts Payable to Associate Companies

  Consolidated Natural Gas Company                   $  8,579      $  6,819
  The East Ohio Gas Company                               127         1,058
  The Peoples Natural Gas Company                         109           118
  CNG Transmission Corporation                             60            96
  Hope Gas, Inc.                                          218            -
  West Ohio Gas Company                                     1            -
  Consolidated System LNG Company                         105            60
  CNG Producing Company                                   445            37
  CNG Coal Company                                         42            17
  CNG Energy Services Corporation                          98           685
  Virginia Natural Gas, Inc.                                8            -
  CNG Power Services Corporation                           -             10
  CNG Products & Services, Inc.                            -            975

          TOTAL                                      $  9,792      $  9,875

Account 242 - Miscellaneous Current and Accrued Liabilities

  Accrued Vacation Pay                               $  1,309      $  3,048
  Deferred Compensation                                   994         1,377
  Non-Qualified Pension Plans Liability                 1,036         1,532
  U. S. Savings Bond Deduction                              1             9
  Supplemental Pension Plans Liability                     98            54

          TOTAL                                      $  3,438      $  6,020

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997

                 SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies of Consolidated Natural Gas Service Company, Inc. ("the Company") are summarized in this Note.


     Property, Plant and Equipment and Depreciation

The property, plant and equipment accounts consist of investment in a Data Center including computer equipment, office furniture and equipment, leasehold improvements and other items which are stated at "original cost". Additions and betterments are charged to the property accounts at cost. Upon normal retirement of a plant asset, its cost is charged to accumulated depreciation together with costs of removal less salvage. The costs of maintenance, repairs and replacing minor items are charged principally to expense as incurred.

Depreciation and amortization are recorded over the estimated service lives of plant assets by application of straight-line or accelerated methods.


     Income Taxes

The current provision for federal income taxes of the Company is its portion of the estimated consolidated tax based on a consolidated return filed by Consolidated Natural Gas Company (Parent Company). The Company's portion has been determined pursuant to an intercompany tax allocation agreement entered into by the Parent Company and the System companies, as amended, as required by the Public Utility Holding Company Act of 1935.



2.  PENSION AND OTHER BENEFIT PROGRAMS

     Pension Program

All employees of the Company are covered under the Consolidated Natural Gas System's (the System) qualified noncontributory defined benefit pension plans. Benefits payable under the plans are based primarily on each employee's years of service, age and base salary during the five years prior to retirement. The plans are funded on an annual basis to the extent such funding is deductible

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997

           SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)


under federal income tax reglations. Plan assets consist primarily of equity securities, fixed income securities and insurance contracts. The System pension program also includes the payment of supplemental pension benefits to certain retirees depending on retirement dates, and the payment of benefits to certain retired executives under company-sponsored nonqualified employee benefit plans. Certain of these nonqualified benefit plans are funded through contributions to a grantor trust.

Pension expense (or credit), which includes the costs of defined benefit pension plans and pension supplements, was $(1,827,000) and $(2,456,000) for the years ended December 31, 1996 and 1997, respectively. The net pension costs, which were determined by an independent actuary, are included in "Employee pensions and benefits" in the Statement of Income.

As required by SFAS No. 87, "Employers' Accounting for Pensions," the Company has recognized a liability for the unfunded accumulated benefit obligation relating to its supplemental pension benefit plans. An amount equal to the liability has also been recognized as an intangible asset. Such amounts recognized are subject to future revision based on both changes in assumptions and changes in the financial status of the supplemental pension benefit plans.


     Other Postretirement Benefits

In addition to pension plans, the Company sponsors defined benefit postretirement plans covering both salaried and hourly employees and certain dependents. The plans provide medical benefits as well as life insurance coverage. These benefits are provided through insurance companies and other providers with the annual cash outlays based on the claim experience of the related plans.

Employees who retire on or after attaining age 55 and having rendered at least 15 years of service, or employees retiring on or after attaining age 65, are eligible to receive benefits under the plans. The plans are both contributory and noncontributory, depending on age, retirement date, the plan elected by the employee, and whether the employee is covered under a collective bargaining agreement. Most of the medical plans contain cost-sharing features such as deductibles and coinsurance. For certain of the contributory medical plans, retiree contributions are adjusted annually.

The Company is amortizing the accumulated postretirement benefit obligation at January 1, 1993 (transition obligation) over a 20-year period. Net periodic postretirement benefit cost for the year ended December 31, 1996 and 1997 was $1,166,000 and $1,312,000 respectively, as determined by an independent actuary.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997

           SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)


3.  LONG-TERM DEBT

The aggregate principal amounts of the Company's long-term debt maturing in the years 1998 through 2002 are: $5,239,800, $5,239,800, $239,800, $239,800, and
$239,800.

The notes payable to the Parent Company bear interest at rates predicated on and substantially equal to the effective cost of money to the Parent Company secured through the issuance of its debt securities.



4.  COMMITMENTS AND CONTINGENCIES

Lease arrangements of the Company are principally for office space, business machines and transportation equipment. None of these arrangements, individually or in the aggregate, are material capital leases. Rental expense, which in large part represents minimum rentals, incurred in the years 1996 and 1997 was $5,571,000 and $6,192,000, respectively, and is included in the Statement of Income. Contingent and sublease rentals were not material.
Future minimum rental payments in the aggregate amount to $34,192,000 and for the years 1998 through 2002 are: $6,908,000; $6,884,000; $6,877,000;
$6,847,000 and $6,676,000. The Company has the option to purchase equipment from International Business Machines, Inc. at fair market value of the leased property exercisable at any time.

The approved capital budget for 1998 amounts to approximately $19,055,000.   In
this connection, the Company has entered into certain contractual commitments.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997

           SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)


5.  MONEY POOL

The Parent Company and its subsidiaries participate in the System Money Pool ("Pool") which is administered by the Company on behalf of the participants. The operation of the Pool was authorized by the Securities and Exchange Commission in Public Utility Holding Company Act of 1935 Release No. 24128 (File No. 70-7258).

Participants contribute the amount of their available funds to the Pool based on cash flow projections. The short-term financing requirements of participants, with the exception of the Parent Company, are satisfied by advances from the Pool. After satisfaction of the borrowing needs of participants and after any possible prepayment of outstanding indebtedness, the Company, as agent for the Pool, invests the excess funds on a short-term basis. Participants providing funds to the Pool share in the interest earned on these investments on a basis proportionate to their investment in the Pool. Participants borrowing from the Pool pay interest generally at a rate equivalent to the effective cost of short-term borrowings to the Parent Company. Participants may withdraw their investments in the Pool at any time. Borrowings from the Pool are payable on demand, and may be prepaid at any time without premium or penalty.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997

           SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)


At December 31, 1997, the detail of the pool was as follows:

Investment in Pool (including interest)
  Consolidated Natural Gas Company                $484,494,000
  CNG Transmission Corporation                      12,747,000
  Consolidated System LNG Company                   12,299,000
  CNG Producing Company                             36,172,000
  CNG Research Company                                 266,000
  CNG Coal Company                                   3,201,000
  CNG Power Company                                 25,040,000
  CNG Storage Service Company                        2,975,000
  CNG Power Services Corporation                     5,540,000
  CNG Retail Services Corporation                   10,593,000

          SUBTOTAL                                              $593,327,000


Less:
Borrowings from Pool (including interest)
  The East Ohio Gas Company                       $239,792,000
  The Peoples Natural Gas Company                   41,098,000
  CNG Transmission Corporation                          25,000
  Hope Gas, Inc.                                    12,792,000
  CNG Producing Company                                101,000
  CNG Power Company                                  1,206,000
  CNG Energy Services Corporation                  128,150,000
  Virginia Natural Gas, Inc.                        53,050,000
  CNG Products and Services, Inc.                    7,883,000
  CNG International, Inc.                           82,389,000
  CNG Retail Services Corporation                        4,000   566,490,000

  Consolidated Natural Gas Service Company                         1,437,000

          SUBTOTAL                                               567,927,000


          TOTAL                                                 $ 25,400,000


Temporary Cash Investments                                      $ 25,400,000

Interest Receivable - Money Pool                                     -

          TOTAL                                                 $ 25,400,000

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997

           SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Concluded)



6.  AFFILIATED ACCOUNTS
The amounts reported in this Form U-13-60 are on a general ledger account basis. Affiliated company receivables and payables are detailed on Schedule V, page 11, and Schedule XIII, page 19, respectively. The amounts reported in Form U5S are on a summary basis with right of offset and groupings of similar items. A reconciliation of affiliated receivables and payables at December 31, 1997, is as follows:



                                  As Reported     As Reported
Affiliated Accounts             in Form U-13-60   in Form U5S     Difference

Accounts Receivable               $591,165,000    $591,627,000   $    462,000



Notes Payable                     $595,454,000           -       $595,454,000
Accounts Payable                     9,875,000           -          9,875,000
Payables to Affiliated Companies        -         $605,791,000   (605,791,000)

                                                                 $    462,000

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                 For the Years Ended December 31, 1997 and 1996
                                (In Thousands)

                 SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME


                                                            Current    Prior
                            Description                      Year      Year
Account                                                      1997      1996
      INCOME

 457      Services rendered to associate companies         $104,211  $ 60,154
 458      Services rendered to nonassociate companies            -         -
 421      Miscellaneous income or loss                           31       113
                    TOTAL INCOME                           $104,242  $ 60,267

      EXPENSE

 912-13   Marketing and Advertising                        $  3,195  $     -
 920      Salaries and wages                                 35,313    22,672
 921      Office supplies and expenses                        9,236     5,236
 922      Administrative expense transferred - credit           (50)      (51)
 923      Outside services employed                          32,370    13,189
 924      Property insurance                                     -         -
 925      Injuries and damages                                   78        76
 926      Employee pensions and benefits                      6,353     5,286
 928      Regulatory commission expense                          -         -
 930.1    General advertising expenses                           -         -
 930.2    Miscellaneous general expenses                      1,810     1,686
 931      Rents                                               6,192     5,571
 932      Maintenance of structures and equipment             1,998       997
 403      Depreciation and amortization expense               3,229     2,497
 408      Taxes other than income taxes                       2,984     1,643
 409      Income taxes                                       (1,065)    1,485
 410      Provision for deferred income taxes                 1,172      (401)
 411      Provision for deferred income taxes - credit         (107)   (1,084)
 411.5    Investment tax credit                                  -         -
 426.1    Donations                                              -         -
 426.5    Other deductions                                       83       105
 427      Interest on long-term debt                             -         -
 430      Interest on debt to associate companies             1,344     1,242
 431      Other interest expense                                107       118

                    TOTAL EXPENSE                          $104,242  $ 60,267

                    NET INCOME OR (LOSS)                   $     -   $     -

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

                             ANALYSIS OF BILLING

                      ASSOCIATE COMPANIES - ACCOUNT 457

                                      Direct   Indirect  Compensation   Total
                                      Costs     Costs      For Use     Amount
     Name of Associate Company       Charged   Charged    of Capital   Billed
                                      457-1    457-2(A)    457-3(B)

Consolidated Natural Gas Company    $  2,845   $    585   $     40   $  3,470
The East Ohio Gas Company             27,543      4,357        421     32,321
The Peoples Natural Gas Company       11,775      2,214        215     14,204
CNG Transmission Corporation          20,185      3,531        308     24,024
Hope Gas, Inc.                         2,957        592         48      3,597
Consolidated System LNG Company            4          1         -           5
CNG Producing Company                  8,020      1,123         89      9,232
CNG Research Company                       9          1         -          10
CNG Coal Company                           1         -          -           1
CNG Power Company                        129         21          2        152
CNG Energy Services Corporation        5,452        920         67      6,439
Virginia Natural Gas, Inc.             5,036        882         94      6,012
CNG Storage Service Company               12          2         -          14
CNG Power Services Corporation            13          2         -          15
CNG Products & Services, Inc.          3,027        723         51      3,801
CNG International, Inc.                  775        130          9        914


(A) The amount of indirect costs
    charged of $15,084 is net of
    $31 miscellaneous income.

(B) Includes $300 which was directly
    billed to associate companies
    and $1,044 which was indirectly
    billed to associate companies.

          TOTAL                     $ 87,783   $ 15,084   $  1,344   $104,211

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

                             ANALYSIS OF BILLING

                     NONASSOCIATE COMPANIES - ACCOUNT 458

     Name of      Direct   Indirect   Compensation           Excess     Total
   Nonassociate    Cost     Cost        For Use    Total       or      Amount
     Company     Charged   Charged     Of Capital   Cost   Deficiency  Billed
                  458-1      458-2       458-3                458-4


     TOTAL    $     -    $     -    $     -    $     -    $     -    $     -





INSTRUCTION:   Provide a brief description of the services rendered to each nonassociate company:

  Not Applicable


                                  ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                                               For the Year Ended December 31, 1997
                                                            (In Thousands)
                                          SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE

                                               ASSOCIATE AND NONASSOCIATE COMPANIES
                                                     Associate               Nonassociate
                                                Company Charges          Company Charges       Total Charges for Service
                                           Direct   Indirect           Direct  Indirect        Direct  Indirect
           Description of Items             Cost      Cost    Total     Cost    Cost   Total    Cost     Cost     Total
912-13 Marketing and Advertising            $  3,195  $    -   $  3,195  $   -   $   -  $   -   $  3,195  $    -   $  3,195
920    Salaries and Wages                     32,974    2,339    35,313                           32,974    2,339    35,313
921    Office Supplies and Expenses            8,624      612     9,236                            8,624      612     9,236
922    Administrative Expense Transferred -
           Credit                                (50)      -        (50)                             (50)      -        (50)
923    Outside Services Employed              30,227    2,143    32,370                           30,227    2,143    32,370
924    Property Insurance                         -        -         -                                -        -         -
925    Injuries and Damages                       -        78        78                               -        78        78
926    Employee Pensions and Benefits             -     6,353     6,353                               -     6,353     6,353
928    Regulatory Commission Expense              -        -         -                                -        -         -
930.1  General Advertising Expenses               -        -         -                                -        -         -
930.2  Miscellaneous General Expenses          1,690      120     1,810                            1,690      120     1,810
931    Rents                                   5,782      410     6,192                            5,782      410     6,192
932    Maintenance of Structures and
           Equipment                           1,866      132     1,998                            1,866      132     1,998
403    Depreciation and Amortization
           Expense                             3,015      214     3,229                            3,015      214     3,229
408    Taxes Other than Income Taxes             113    2,871     2,984                              113    2,871     2,984
409    Income Taxes                               -    (1,065)   (1,065)                              -    (1,065)   (1,065)
410    Provision for Deferred Income Taxes        -     1,172     1,172                               -     1,172     1,172
411    Provision for Deferred Income Taxes Cr.    -      (107)     (107)                              -      (107)     (107)
411.5  Investment Tax Credit                      -        -         -                                -        -         -
426.1  Donations                                  -        -         -                                -        -         -
426.5  Other Deductions                           61       22        83                               61       22        83
427    Interest on Long-Term Debt                 -        -         -                                -        -         -
431    Other Interest Expense                     -       107       107                               -       107       107

                    TOTAL EXPENSES          $ 87,497  $15,401  $102,898  $   -   $   -  $   -   $ 87,497  $15,401  $102,898

Compensation for Use of Equity Capital
430    Interest on Debt to Associate
           Companies                                              1,344      -       -      -        300    1,044     1,344

                    TOTAL COST OF SERVICE                      $104,242  $   -   $   -  $   -   $ 87,797  $16,445  $104,242

INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate anaylsis of billing schedules.

                                                            29

                     ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                                  For the Year Ended December 31, 1997
                                                (In Thousands)

                            SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                   BY
                                     DEPARTMENT OR SERVICE FUNCTION
                                       Total                  Executive    Corporate    Legal     Secretary's   Legal
    Description of Items               Amount     Overhead      Office       Commun.  Washington              Pittsburgh

912-13 Marketing and Advertising      $  3,195    $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages               35,313          -        1,622         621         633         232       1,245
921    Office Supplies and Expenses      9,236         155         345         138         139          32         247
922    Administrative Expense
           Transferred Credit              (50)         -           -           (1)         -           -           -
923    Outside Services Employed        32,370          (7)         63         346          28          13         589
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 78          78          -           -           -           -           -
926    Employee Pensions and Benefits    6,353       6,353          -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses    1,810          (4)         18         432           4         641           5
931    Rents                             6,192          -          485         109         256          70         216
932    Maintenance of Structures
           and Equipment                 1,998          -           16           2          11          -            7
403    Depreciation and
           Amortization Expense          3,229          -           47          32          31           6          29
408    Taxes Other Than Income Taxes     2,984       2,871           1          -           -           -           -
409    Income Taxes                     (1,065)     (1,065)         -           -           -           -           -
410    Provision for Deferred
           Income Taxes                  1,172       1,172          -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit          (107)       (107)         -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     83          22          14          -            2           2           2
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies           1,344       1,044          -           -           -           -           -
431    Other Interest Expense              107         107          -           -           -           -           -

              TOTAL EXPENSES          $104,242    $ 10,619    $  2,611    $  1,679    $  1,104    $    996    $  2,340

                                              30

                     ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                                  For the Year Ended December 31, 1997
                                                (In Thousands)

                            SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                   BY
                                     DEPARTMENT OR SERVICE FUNCTION
                                      External
                                      Affairs &    Common
                                       Policy     Financial                 Internal    Human      Employee
    Description of Items             Development   Systems    Controller's  Auditing   Resources   Benefits   Treasurer's

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                  906         167       1,621       1,026       1,205       1,204         450
921    Office Supplies and Expenses        275         129         244         185         199         164          78
922    Administrative Expense
           Transferred Credit               -           -           -           (9)          3          -           -
923    Outside Services Employed           286         845          24          16         582       2,115          25
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses      183           8          40           1          58           5          -
931    Rents                               308         320         232          86         190         241         153
932    Maintenance of Structures
           and Equipment                     8         131           2          13           4           5           2
403    Depreciation and
           Amortization Expense             43         541          29          21          32          46          19
408    Taxes Other Than Income Taxes        -           -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     23          -           -           -            7           2          -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $  2,032    $  2,141    $  2,192    $  1,339    $  2,280    $  3,782    $    727

                                              31

                     ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                                  For the Year Ended December 31, 1997
                                                (In Thousands)

                            SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                   BY
                                     DEPARTMENT OR SERVICE FUNCTION
                                                               Strategic              Business &
                                                     Risk      Financial  Corporate   Operations   Investor     Asset
    Description of Items                Tax       Management    Planning   Planning    Services    Relations  Management

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                  929         169         278         418         366         264         150
921    Office Supplies and Expenses         57          21          18         103          91         120           7
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -           -
923    Outside Services Employed            72         223          -           41          56          44          -
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses        1           2           1           7           2         122          -
931    Rents                               116          51          50          96          72          40          12
932    Maintenance of Structures
           and Equipment                     1          -           -            2           3           2          -
403    Depreciation and
           Amortization Expense             13           9           6          11          14           4           3
408    Taxes Other Than Income Taxes        -           -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $  1,189    $    475    $    353    $    678    $    604    $    596    $    172

                                              32

                     ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                                  For the Year Ended December 31, 1997
                                                (In Thousands)

                            SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                   BY
                                     DEPARTMENT OR SERVICE FUNCTION
                                                                                       Planning &
                                       Facility   Residential  New York    Facility   Information             Information
    Description of Items              Operations   Services     Office     Services    Services   Purchasing   Services

912-13 Marketing and Advertising      $     -     $      5    $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                   79       1,302          38          64       1,739         359         343
921    Office Supplies and Expenses         11         357          21          86         255          31         145
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -           -
923    Outside Services Employed            -           84          -           50         333          34         182
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses       -            8           6           3          17          -           40
931    Rents                                23          37         125         761         226          29          17
932    Maintenance of Structures
           and Equipment                    -            3           1         109          45           3           1
403    Depreciation and
           Amortization Expense              5           6          10         112          49           1          26
408    Taxes Other Than Income Taxes        -           -           -           -           -           -            2
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $    118    $  1,802    $    201    $  1,185    $  2,664    $    457    $    756

                                              33

                     ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                                  For the Year Ended December 31, 1997
                                                (In Thousands)

                            SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                   BY
                                     DEPARTMENT OR SERVICE FUNCTION
                                       Retail                  Data Admin.               Data        Tele-      Energy
                                       Company     Facility   & Operations   Network    Center      commun-    Services
    Description of Items                 IT        Services     Support     Services  Operations   ications       IT

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                   -          293       1,350       1,085       1,579         850         427
921    Office Supplies and Expenses          1         101         190         709         727         187         136
922    Administrative Expense
           Transferred Credit               -           -           -           -          (42)         (1)         -
923    Outside Services Employed            -            6         529       3,576       2,570          25       2,192
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses       -            7           1           2           5           1           6
931    Rents                                -          345         139         311         232           9           2
932    Maintenance of Structures
           and Equipment                     1          50           5         273         588         123          12
403    Depreciation and
           Amortization Expense             -           75          34         449       1,306          -           -
408    Taxes Other Than Income Taxes        -           -           -           -          110          -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     -            2          -           -           -            1          -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -          300          -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $      2    $    879    $  2,248    $  6,405    $  7,375    $  1,195    $  2,775

                                              34

                     ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                                  For the Year Ended December 31, 1997
                                                (In Thousands)

                            SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                   BY
                                     DEPARTMENT OR SERVICE FUNCTION
                                                    CNGP        LDC
                                         CNGP      Shared      Shared         EOG        PNG        Hope          VNG
    Description of Items                  IT       Systems     Systems        IT         IT          IT           IT

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                  330         214         263         461         780          86         303
921    Office Supplies and Expenses         74          62          34          44          45           3          27
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -           -
923    Outside Services Employed         1,092         554         134       3,550       1,825         233         717
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses       -           -            1           2           1           1          -
931    Rents                                -           -            2           4          -           -           -
932    Maintenance of Structures
           and Equipment                    22          38          -           -           -           -           -
403    Depreciation and
           Amortization Expense             -           -           -           -           -           -           -
408    Taxes Other Than Income Taxes        -           -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $  1,518    $    868    $    434    $  4,061    $  2,651    $    323    $  1,047

                                              35

                     ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                                  For the Year Ended December 31, 1997
                                                (In Thousands)

                            SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                   BY
                                     DEPARTMENT OR SERVICE FUNCTION
                                                                                      Cash Mgmt.     CNGT
                                      Corporate   Accounts    General                 & Customer    Eng. &       CNGT
    Description of Items                  IT       Payable    Services    Payroll      Payment  .  Field Oper.    IT

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                2,207         183         288         310         338         521       2,045
921    Office Supplies and Expenses        179         115         397          44          40          76         382
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -           -
923    Outside Services Employed         3,113           3          59         109          16       3,429         637
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses       -            2          -            2           4           1           3
931    Rents                               179          47         135          71          67          -           31
932    Maintenance of Structures
           and Equipment                     4           5          95          21          18          47         200
403    Depreciation and
           Amortization Expense             35           3           1          11           7          -           -
408    Taxes Other Than Income Taxes        -           -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $  5,717    $    358    $    975    $    568    $    490    $  4,074    $  3,298

                                              36

                     ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                                  For the Year Ended December 31, 1997
                                                (In Thousands)

                            SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                   BY
                                     DEPARTMENT OR SERVICE FUNCTION
                                                                            Large                   Market
                                       System     Marketing      Mass      Customer   Technical   Planning &  Marketing
    Description of Items                Fleet       Staff     Marketing     Market    Marketing    Analysis     Commun.

912-13 Marketing and Advertising      $     -     $      2    $    460    $     62    $     68    $     -     $  2,598
920    Salaries and Wages                   30         319         117         138         107          80         109
921    Office Supplies and Expenses         25         210          31          39          61          72         278
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -           -
923    Outside Services Employed            20           2         111         241         268         190         716
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses        5           6          23          31           3          -           83
931    Rents                                20          90           6         (29)         -            1          -
932    Maintenance of Structures
           and Equipment                     1           1          -           -           -           -           -
403    Depreciation and
           Amortization Expense             -           17          -           -           -           -           -
408    Taxes Other Than Income Taxes        -           -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $    101    $    647    $    748    $    482    $    507    $    343    $  3,784

                                              37

                     ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                                  For the Year Ended December 31, 1997
                                                (In Thousands)

                            SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                   BY
                                     DEPARTMENT OR SERVICE FUNCTION
                                      Regulated                           Engineering Engineering Engineering
                                      Bus. Sup.   Materials   Engineering  Codes and    Environ-   Technical  Engineering
    Description of Items                Group     Management     Staff     Standards     mental     Support     Auditing

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                1,032         108          98         121         472         262          -
921    Office Supplies and Expenses        182          20          82          21         380          38           1
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -           -
923    Outside Services Employed           258          -           -           39          26          -           -
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses        5          -            1           6          -           -           -
931    Rents                                52           5          25          18          23          19          -
932    Maintenance of Structures
           and Equipment                     7          -            8          -           -           -           -
403    Depreciation and
           Amortization Expense             68          -           -            2           1           3          -
408    Taxes Other Than Income Taxes        -           -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                      6          -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $  1,610    $    133    $    214    $    207    $    902    $    322    $      1

                                              38

                     ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                                  For the Year Ended December 31, 1997
                                                (In Thousands)

                            SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                   BY
                                     DEPARTMENT OR SERVICE FUNCTION
                                      Gas Supply  Gas Supply               Gas Supply    Gas
                                        Area      Mkt. Area   Gas Supply  Reg. Support  Supply
    Description of Items              Acquisition Acquisition  Planning   & Accounting   Staff

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                  196         217          89         231         244
921    Office Supplies and Expenses        136          21          72         128         213
922    Administrative Expense
           Transferred Credit               -           -           -           -           -
923    Outside Services Employed            38           1           6          26          15
924    Property Insurance                   -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -
930.2  Miscellaneous General Expenses        1          -           -            1           6
931    Rents                                 1          -           -           -           66
932    Maintenance of Structures
           and Equipment                    -           -           -           -          108
403    Depreciation and
           Amortization Expense             -           -           (3)          1          74
408    Taxes Other Than Income Taxes        -           -           -           -           -
409    Income Taxes                         -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -
426.1  Donations                            -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -

              TOTAL EXPENSES          $    372    $    239    $    164    $    387    $    726

                                              39

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company,  Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

               DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                              Departmental Salary Expense         Number of
   Name of Department         Included in Amounts Billed To       Personnel
Indicate each department   Total     Parent     Other      Non     End of
or service function.     Amount(A)  Company  Associates Associates  Year

Regular Services
Executive Office          $ 1,622   $   492   $ 1,130    $   -        7
Corporate Communications      621        32       589                12
Legal - Washington            633        18       615                 8
Secretary's                   232        61       171                 4
Legal - Pittsburgh          1,245       153     1,092                13
External Affairs and
    Policy Development        906       115       791                12
Common Financial Systems      167        -        167                 2
Controller's                1,621       207     1,414                29
Internal Auditing           1,026         6     1,020                18
Human Resources             1,205        37     1,168                14
Employee Benefits           1,204        16     1,188                20
Treasurer's                   450        95       355                 5
Tax                           929       252       677                 8
Risk Management               169        -        169                 3
Strategic Financial
  Planning                    278       274         4                 4
Corporate Planning            418        64       354                 6
Business and Operations
  Services                    366        12       354                 3
Investor Relations            264        16       248                 3
Asset Management              150        19       131                 1
Facility Operations            79        -         79                 -
Residential Services        1,302        -      1,302                43
New York Office                38        -         38                 1
Facility Services              64        -         64                 -

          SUBTOTAL        $14,989   $ 1,869   $13,120    $   -      216

System Services Group
  (SSG) (Page 41)          16,384        43    16,341               387
Regulated Business Support
  Group (RBSG) (Page 42)    3,940         2     3,938               112

          TOTAL           $35,313   $ 1,914   $33,399    $   -      715


(A) Excludes Vacation, Holiday and Other Paid Absences which are included in Account 926, Page 48.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company,  Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

               DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                              Departmental Salary Expense         Number of
   Name of Department         Included in Amounts Billed To       Personnel
Indicate each department   Total     Parent     Other      Non     End of
or service function.     Amount(A)  Company  Associates Associates  Year

System Services Group (SSG)
Planning and Information
    Services              $ 1,739   $    19   $ 1,720    $   -       19
Purchasing                    359         1       358                19
Information Services          343        -        343                10
Retail Company -
    Information Technology     -         -         -                  -
Facility Services             293        -        293                11
Data Administration and
    Operations Support      1,350         1     1,349                25
Network Services            1,085         9     1,076                22
Data Center Operations      1,579         3     1,576                44
Telecommunications            850        -        850                17
Energy Services -
    Information Technology    427        -        427                 7
CNGP - Information
    Technology                330        -        330                 6
CNGP Shared Systems           214        -        214                 7
LDC Shared Systems            263        10       253                 6
EOG - Information
    Technology                461        -        461                10
PNG - Information
    Technology                780        -        780                17
Hope - Information
    Technology                 86        -         86                 2
VNG - Information
    Technology                303        -        303                 4
Corporate - Information
    Technology              2,207        -      2,207                39
Accounts Payable              183        -        183                12
General Services              288        -        288                14
Payroll                       310        -        310                14
Cash Management and
    Customer Payment          338        -        338                21
CNGT - Engineering and
    Field Operations          521        -        521                10
CNGT - Information
    Technology              2,045        -      2,045                48
System Fleet                   30        -         30                 3

          SUBTOTAL SSG    $16,384   $    43   $16,341    $   -      387


(A) Excludes Vacation, Holiday and Other Paid Absences which are included in Account 926, Page 48.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company,  Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

               DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                              Departmental Salary Expense         Number of
   Name of Department         Included in Amounts Billed To       Personnel
Indicate each department   Total     Parent     Other      Non     End of
or service function.     Amount(A)  Company  Associates Associates  Year

Regulated Business Support Group (RBSG)
Marketing Staff           $   319   $    -    $   319    $   -       10
Mass Marketing                117        -        117                 5
Large Customer Market         138        -        138                 6
Technical Marketing           107        -        107                 4
Market Planning and
    Analysis                   80                  80                 3
Marketing Communications      109        -        109                 5
Regulated Business Support
    Group                   1,032         2     1,030                 8
Materials Management          108        -        108                 3
Engineering Staff              98        -         98                 5
Engineering Codes and
    Standards                 121        -        121                 5
Engineering Environmental     472        -        472                16
Engineering Technical
    Support                   262                 262                 7
Engineering Auditing           -         -         -                  -
Gas Supply Area Acquisition   196        -        196                 6
Gas Supply Market Area
    Acquisition               217        -        217                 8
Gas Supply Planning            89        -         89                 2
Gas Supply Regulatory
    Support and Accounting    231        -        231                11
Gas Supply Staff              244        -        244                 8

          SUBTOTAL RBSG   $ 3,940   $     2   $ 3,938    $   -      112


(A) Excludes Vacation, Holiday and Other Paid Absences which are included in Account 926, Page 48.



      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

                   OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.
               If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
                                                       Relationship
                                                       "A"=Associate
                                                         "NA"=Non
    From Whom Purchased           Description          Associate   Amount


Legal Services:

  Buchanan Ingersoll, P.C.      Legal Services               NA   $   242

  Miscellaneous (21 items
     less than $100,000)              -                      NA       217
          TOTAL                                                   $   459


Tax Services:

  Miscellaneous (3 items
     less than $100,000)        Tax Consultants              NA   $    44
          TOTAL                                                   $    44


Auditing Services:

  Miscellaneous (1 item
     less than $100,000)        Audit Services               NA   $    56
          TOTAL                                                   $    56

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
                     For the Year Ended December 31, 1997
                                (In Thousands)

             OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
                                                       Relationship
                                                       "A"=Associate
                                                         "NA"=Non

    From Whom Purchased           Description         Associate    Amount

Other Special Services:

  I-Net, Inc.                   Computer Consultants/        NA   $11,016
                                Services

  Towers Perrin, Inc.           Human Resources,             NA     2,324
                                Compensation & Benefits

  International Business        Computer Consultants/        NA       973
  Machines Corporation          Services

  Realogic, Inc.                Computer Consultants/        NA       839
                                Services

  Eagles International, Inc.    Computer Consultants/        NA       632
                                Services

  BMC Software Inc.             Computer Consultants/        NA       585
                                Services

  Oracle Corporation            Computer Consultants/        NA       577
                                Services

  Wang Laboratories, Inc.       Computer Consultants/        NA       526
                                Services

  Computer Professionals, Inc.  Computer Consultants/        NA       406
                                Services

  Integral Strategies, Inc.     Human Resources,             NA       401
                                Compensation & Benefits

  A. C. Coy Company             Computer Consultants/        NA       396
                                Services

  Computer Associates           Computer Consultants/        NA       382
  International, Inc.           Services

  Source Services Corporation   Employment Services          NA       363

  Hunter Group, Inc.            Human Resources,             NA       328
                                Compensation & Benefits

  Peoples Natural Gas           Mailroom, Printing, Human    A        327
                                Resources & Other Services

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
                     For the Year Ended December 31, 1997
                                (In Thousands)

             OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
                                                       Relationship
                                                       "A"=Associate
                                                         "NA"=Non

    From Whom Purchased           Description         Associate    Amount

Other Special Services (Cont.):

  Deloitte & Touche LLP         Computer Consultants/        NA   $   311
                                Services

  Network of Consulting         Computer Consultants/        NA       294
  Professionals                 Services

  Robert J DePaul &             Computer Consultants/        NA       292
  Associates, Inc.              Services

  Keane, Inc.                   Computer Consultants/        NA       289
                                Services

  Pancoast Temporary            Employment Services          NA       288
  Services, Inc.

  Actium Technologies, Inc.     Computer Consultants/        NA       277
                                Services

  Wyse Advertising, Inc.        Marketing Consultants        NA       259

  Sequent Computer              Computer Consultants/        NA       249
  Systems, Inc.                 Services

  ComputerPeople, Inc.          Computer Consultants/        NA       225
                                Services

  Implementation Management     Management Consultants       NA       220
  Associates, Inc.

  Bell Advertising Service      Marketing, Gov't & Public    NA       216
                                Affairs, Investor Relations
                                Consultants

  PKB Creative                  Printing Services            NA       214

  Digital Consulting and        Computer Consultants/        NA       195
  Software Services, Inc.       Services

  Computer Professsionals       Computer Consultants/        NA       193
  Unlimited                     Services

  America's Registry, Inc.      Computer Consultants/        NA       189
                                Services

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
                     For the Year Ended December 31, 1997
                                (In Thousands)

             OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
                                                       Relationship
                                                       "A"=Associate
                                                         "NA"=Non

    From Whom Purchased           Description         Associate    Amount

Other Special Services (Cont.):

  Pegasys Technologies, Inc.    Computer Consultants/        NA   $   189
                                Services

  Software & Scanning Services  Computer Consultants/        NA       181
                                Services

  Miz Data Systems, Inc.        Computer Consultants/        NA       180
                                Services

  Industrial Center Inc.        Marketing Consultants        NA       174

  Valmet Automation (USA) Inc.  Computer Consultants/        NA       173
                                Services

  York Triathlon Consortium     Marketing Consultants        NA       154
  Fund

  Northeastern Executive        Employment Services          NA       144
  Group, Inc.

  Natinal Fuel Gas              Gov't & Public Affairs       NA       140
  Distribution Corporation      Consultants

  Mainsail Associates, Inc.     Human Resources,             NA       133
                                Compensation & Benefits

  Evolutionary Technologies     Computer Consultants/        NA       125
  International, Inc.           Services

  Soft Link, Inc.               Computer Consultants/        NA       122
                                Services

  Advanced Computing            Computer Consultants/        NA       120
  Techniques, Inc.              Services

  Covey Leadership Center, Inc. Human Resources,             NA       113
                                Compensation & Benefits

  KCS Computer Services, Inc.   Computer Consultants/        NA       110
                                Services

  Midwest Presort Mailing       Messenger and Mailing        NA       109
  Services, Inc.                Services

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
                     For the Year Ended December 31, 1997
                                (In Thousands)

             OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
                                                       Relationship
                                                       "A"=Associate
                                                         "NA"=Non

    From Whom Purchased           Description         Associate    Amount

Other Special Services (Cont.):

  Information Technology        Human Resources,             NA   $   109
  Professionals, Inc.           Compensation & Benefits

  Ascent Consulting Group II    Computer Consultants/        NA       107
                                Services

  Mastech Systems Corporation   Computer Consultants/        NA       103
                                Services

  Price Waterhouse              Management Consultants       NA       103

  Miscellaneous (3 items
     less than $100,000)              -                      A        129

  Miscellaneous (423 items
    less than $100,000)              -                      NA     5,307

          TOTAL                                                  $31,811


Research Services:

          TOTAL                                                  $    -


          GRAND TOTAL                                            $32,370

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

                 EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

                 Description                                       Amount

Vacation                                                         $  2,717

Alternate Thrift Trust                                              1,760

Medical Insurance                                                   1,632

Holiday                                                             1,590

Flex Benefit Expense                                                  490

Disability Benefits                                                   313

Contributory Group Life Insurance                                     229

Survivor Benefit Insurance                                            196

Flex Benefit Administration Fees                                      171

Other Paid Absences                                                   145

Educational Refunds                                                    98

Employee Medical Programs                                              57

Other                                                                  47

Pension Expense                                                    (2,456)

Workforce Reduction Adjustment                                       (439)

Miscellaneous Welfare Expense                                        (197)

          TOTAL                                                  $  6,353

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

                 GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


       Description              Name of Payee                    Amount


                                                                $     -

          TOTAL                                                 $     -

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

                MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by
               Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b)
               (2)) shall be separately classified.


       Description                                              Amount

Other Miscellaneous Expenses                                   $    413
Annual Shareholders Report                                          349
Transfer Agent Expenses                                             256
Miscellaneous Expenses - Business Meeting/Group Meals               215
Other Shareholder and SEC Reports                                   128
Security Analyst Meeting Expenses                                   125
Proxy Solicitation Expenses                                         100
Other Shareholder Expenses                                           72
Debenture Trustee Expenses                                           65
Stock Listing Fees                                                   57
Dividend Disbursing & Reinvesting Expenses                           30

          TOTAL                                                $  1,810

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

                             RENTS - ACCOUNT 931

INSTRUCTIONS:  Provide a listing of the amount included in Account 931,
               "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

        Type of Property                                           Amount

Office Rents                                                      $  5,208

Office Equipment Rental - Computer                                     260

Office Equipment Rental - Other                                        118

Automobile Rental                                                      159

Miscellaneous Rents                                                    447

          TOTAL                                                   $  6,192

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

                 TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes".  Separate the analysis into two groups:  (1) other than
               U. S. Government taxes, and (2) U. S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

                   Kind of Tax                                      Amount

(A) Other Than U. S. Government Taxes
      State Unemployment Tax                                       $    195
      Pittsburgh Business Privilege Tax                                 125
      Ohio Real & Personal Property Taxes                               112
      District of Columbia Personal Property Tax                          8
      District of Columbia Franchise Tax                                  4
      Other Miscellaneous Taxes                                           4


              SUBTOTAL                                             $    448

(B) U. S. Government Taxes
      Federal Social Security Tax                                  $  2,490
      Federal Unemployment Tax                                           46

              SUBTOTAL                                             $  2,536

                TOTAL                                              $  2,984

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

                          DONATIONS - ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

     Name of Recipient            Purpose of Donation              Amount



          TOTAL                                                   $     -

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997
                                (In Thousands)

                        OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions", classifying such expenses according to their nature.

      Description                Name of Payee                      Amount

Miscellaneous (153 Items)                                          $     83

          TOTAL                                                    $     83

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1997

                 SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



         See Notes to Financial Statements, Schedule XIV, page 20-25.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.


                          ORGANIZATION CHART - 1997


                        See Exhibit I filed herewith.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.


                            METHODS OF ALLOCATION


                        See Exhibit II filed herewith.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
                                (In Thousands)
                    For the Year Ended December 31, 1997

          ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                                      Total Annual
                                     Direct Billing              Allocation
                                     Of Data Center               of Direct
            Company                    Operations      Percent     Interest

Consolidated Natural Gas Company         $    -            *         $   *

The East Ohio Gas Company                  2,913           40%          119

The Peoples Natural Gas Company            1,511           20%           62

CNG Transmission Corporation               1,570           21%           64

Hope Gas, Inc.                               183            3%            7

Consolidated System LNG Company               -            *             *

CNG Producing Company                        260            4%           11

CNG Research Company                          -            *             *

CNG Coal Company                              -            *             *

CNG Power Company                             -            *             *

CNG Energy Services Corporation               81            1%            3

Virginia Natural Gas, Inc.                   816           11%           33

CNG Storage Service Company                   -            *             *

CNG Power Services Corporation                -            *             *

CNG Products & Services, Inc.                 28           -              1

CNG International, Inc.                        1           -             -

          TOTAL                          $ 7,363          100%        $ 300


*These System Companies were excluded from allocation since there were no direct charges for Data Center Operations.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
                                (In Thousands)
                    For The Year Ended December 31, 1997

          ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
                                 (Continued)

                             Total Annual            Allocation      Total
                            Indirect Costs          of Indirect  Allocation
         Company                Billed     Percent    Interest  of Interest

Consolidated Natural Gas
  Company                      $    625         4%     $    40     $     40

The East Ohio Gas Company         4,659        29%         302          421

The Peoples Natural Gas
  Company                         2,367        15%         153          215

CNG Transmission Corporation      3,775        23%         244          308

Hope Gas, Inc.                      632         4%          41           48

Consolidated System LNG
  Company                             1        -            -            -

CNG Producing Company             1,202         7%          78           89

CNG Research Company                  1        -            -            -

CNG Coal Company                     -         -            -            -

CNG Power Company                    24        -             2            2

CNG Energy Services Corporation     984         6%          64           67

Virginia Natural Gas, Inc.          942         6%          61           94

CNG Storage Service Company           2        -            -            -

CNG Power Services Corporation        2        -            -            -

CNG Products & Services, Inc.       773         5%          50           51

CNG International, Inc.             139         1%           9            9

     TOTAL                     $ 16,128       100%     $ 1,044     $  1,344

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.



                               SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of

1935 and the rules and regulations of the Securities and Exchange

Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                            Consolidated Natural Gas Service Company, Inc.
                                        (Name of Reporting Company)


                            By:  Stephen R. McGreevy
                                    (Signature of Signing Officer)




                            Stephen R. McGreevy, Vice President
                            Accounting and Financial Control
                            (Printed Name and Title of Signing Officer)






Date:  April 24, 1998